STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

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November 8, 2007

Tia Jenkins, Senior Assistant Chief Accountant,

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-3561

RE:	Gamma Pharmaceuticals, Inc.

Your Letter of October 29, 2007

Form 10-KSB/A for Fiscal Year Ended March 31, 2007

Form 10-QSB/A for Three Months Ended June 30, 2007

Filed on September 4, 2007

File No. 033-61890

Dear Ms. Jenkins:

This correspondence is in response to your letter dated October 29, 2007 in reference to our filings of the Form 10-KSB/A for the fiscal year ended March 31, 2007 and Form 10-QSB/A for the three months ended June 30, 2007 on behalf of Gamma Pharmaceuticals, Inc. (“Gamma”), your File Number 033-61890.

In response to your request we have keyed our responses to your comment items in their original numeric order.

Exchange Act Reports

1.

We note your response to prior comment one of our letter dated August 8, 2007. With respect to your disclosures in Item 8A on page 34 of your Form 10-KSB/A1 for the year ended March 31, 2007 and Item 3 on page 32 or your Form 10-QSB/A1 for the three months ended June 30, 2007, we note that your disclosures do not comply with Item 307 of Regulation S-B in that a partial definition of disclosure controls and procedures under Rule 13a-15(e) of the Exchange Act was provided. As previously noted, the disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component. Please confirm that in future filings, you will revise your disclosures accordingly.

Gamma/SEC Comment Response

November 8, 2007

Response:

Gamma confirms that in future filings, they will revise its disclosures to comply with Item 307 of Regulation S-B.

Please advise if we can be of any further assistance.

Sincerely,

/s/Donald J. Stoecklein

Donald J. Stoecklein